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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 29, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated June 29, 2004

Buhrmann NV
For more information,
please contact:
 Buhrmann Corporate Communications
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
corpcomm@buhrmann.com

Analysts/investors can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    29 June 2004
Number    011

BUHRMANN ANNOUNCES PRICING OF TENDER OFFER

        Buhrmann—one of the world's largest business-to-business suppliers of office products, computer supplies and business services—announced today the pricing in connection with its previously announced tender offer and consent solicitation (the "Tender Offer") for all of its USD 350 million of outstanding 12 1/4% Senior Subordinated Notes due 2009 (the "2009 Notes").

        The yield to maturity of the 7 3/4% U.S. Treasury Note due 15 November 2004 was 1.532% as of 28 June 2004. Accordingly, Buhrmann anticipates that each holder of 2009 Notes who tendered their 2009 Notes prior the 5:00 p.m., New York City time, on June 16, 2004 (the "Consent Payment Deadline") will receive total consideration of USD 1095.596 per USD 1,000 principal amount and that each holder of 2009 Notes who tendered after the Consent Payment Deadline will receive total consideration of USD 1085.596 per USD 1,000 principal amount. The Tender Offer is expected to close at 12:00 midnight, New York time on Wednesday 30 June 2004, and the settlement date for the Tender Offer is expected to be 1 July 2004. However, Buhrmann US Inc. may extend, amend, terminate or withdraw the Tender Offer at its discretion.

Note to editors

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne telephone +31 (0)20 651 10 34 e-mail: ewold.de.bruijne@buhrmann.com	Analysts/Investors can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

        Any securities to be offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-Looking Statements

        Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Buhrmann, as of the date of the release, and we assume no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results

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could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to Buhrmann's Annual Report on Form 20-F for the year ended December 31, 2003 as well as our other reports filed with or submitted from time to time to the U.S. Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America, Europe and Australia. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: June 29, 2004

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SIGNATURE